November 10, 2005

Mr. Kenneth V. Huseman
President
Basic Energy Services, Inc.
400 W. Illinois, Suite 800
Midland, Texas 79701

      Re:	Basic Energy Services, Inc.
      	Amendment No. 2 to Registration Statement on Form S-1
      Filed November 4, 2005
      File No. 333-127517

Dear Mr. Huseman:

      We have reviewed your filing and response letter dated
November
4, 2005 with attachments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Note 8, Manadatorily Redeemable Preferred Stock and Stockholders`
Equity, F1-27

1. We note your restatement related to your accretion of preferred stock discount, although the justification for the variation in your common stock value used on October 3, 2003 for the conversion of your preferred shares and the acquisition of FESCO is unclear. Please demonstrate how your internal stock valuation of $4.63 per share is more representative of the fair value of your common stock than the
$5.16 value in the arms length transaction of your acquisition of FESCO on October 3, 2003.
FESCO Holdings Inc

Report of Independent Auditors, page F2-1

2. Please reconcile the period that you indicated you audited, being the year ended December 31, 2002 to the periods that you indicate were audited by other auditors. We note that you refer to periods as of
December 31, 2002 and 2001. This does not agree to the periods specifically identified in the independent audit report on page F2-20.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jonathan Duersh at (202) 551-3719 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc:	J. Duersh
	J. Davis
      J. Wynn
	T. Levenberg
      D. Buck
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Mr. Kenneth V. Huseman
Basic Energy Services, Inc.
November 10, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010